                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

     (Mark One)

       |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999

                                       OR

       | |    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

              For the transition period from _____________ to _____________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       CHICAGO BRIDGE & IRON SAVINGS PLAN
                       c/o Chicago Bridge & Iron Company
                           1501 North Division Street
                           Plainfield, Illinois 60544

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      Chicago Bridge & Iron Company, N.V.
                                Polarisavenue 31
                                2132 JH Hoofdorp
                                The Netherlands


                                   SIGNATURE

       The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 23, 2000

                                           CHICAGO BRIDGE & IRON SAVINGS PLAN


                                           By: /s/ Robert G. Douglass

CHICAGO BRIDGE & IRON
SAVINGS PLAN

Financial Statements and Supplemental Schedule
As of December 31, 1999 and 1998
Together With Auditors' Report












Employer Identification Number 06-1477022
Plan Number 001

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the
Chicago Bridge & Iron Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the CHICAGO BRIDGE & IRON SAVINGS PLAN as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for Plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Arthur Andersen LLP

Chicago, Illinois
June 9, 2000



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                              CHICAGO BRIDGE & IRON
                                  SAVINGS PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1999 AND 1998

          (EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)



                                                   1999             1998
                                               ------------     ------------
ASSETS:
    Investments (Note 3)                       $199,188,429     $176,327,812
                                               ------------     ------------
    Receivables-
       Employer contribution                      3,970,718        4,638,071
       Participant contributions                          -           22,818
                                               ------------     ------------
                Total receivables                 3,970,718        4,660,889
                                               ------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS              $203,159,147     $180,988,701
                                               ============     ============



        The accompanying notes to financial statements and supplemental schedule are an integral part of these statements.

                              CHICAGO BRIDGE & IRON
                                  SAVINGS PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

          (EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)



ADDITIONS:
  Additions to net assets attributed to-
     Investment income-
        Net appreciation in fair value of investments (Note 3)     $  14,403,470
        Interest                                                         197,083
        Dividends                                                      8,877,467
                                                                   -------------
              Total investment income                                 23,478,020
                                                                   -------------
     Contributions-
        Participant                                                    7,077,858
        Employer                                                       7,023,387
                                                                   -------------
              Total contributions                                     14,101,245
                                                                   -------------
              Total additions                                         37,579,265
                                                                   -------------
DEDUCTIONS:
  Deductions from net assets attributed to-
    Benefits paid to participants                                     15,401,294
    Administrative expenses (Note 4)                                       7,525
                                                                   -------------
              Total deductions                                        15,408,819
                                                                   -------------
              Net increase                                            22,170,446

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                  180,988,701
                                                                   -------------
  End of year                                                      $ 203,159,147
                                                                   =============


        The accompanying notes to financial statements and supplemental schedule are an integral part of these statements.

                              CHICAGO BRIDGE & IRON
                                  SAVINGS PLAN


             NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                           DECEMBER 31, 1999 AND 1998

          (EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)



1.    DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

      The following describes the major provisions of the Chicago Bridge & Iron Savings Plan (the "Plan") and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL

      The Plan is a defined contribution plan in which designated employees of Chicago Bridge & Iron Company and certain of its wholly owned subsidiaries (the "Company") are eligible to participate in the Plan. The Plan is an amendment and restatement, effective January 1, 1997, of the CBI 401(k) Pay Deferral Plan, sponsored prior to that date by CBI Holdings, Inc., a former affiliate of the Company. Effective January 1, 1997, that prior plan was merged with the CBI Hourly Employees' Savings Plan, a plan covering certain hourly paid employees of the Company. The merged plan was renamed and restated, and became sponsored by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      T. Rowe Price Trust Company (the "Trustee") serves as trustee. The record keeper for the Plan, under a contract with the Company, is T. Rowe Price Retirement Plan Services, Inc ("RPS"). All of the investment options are managed by T. Rowe Price Associates, Inc. ("Associates"), except for the Stable Value Fund and the International Stock Fund, and certain guaranteed interest contracts ("GIC's") held for the former CBI Hourly Employees' Savings Plan. Those GIC's are held and managed by Principal Mutual Life Insurance Company, or one of its affiliates, pursuant to the GIC which was the underlying investment arrangement of that plan. (See the notes below on the Plan's investment options.) The Stable Value Fund, a common trust fund, is managed by the Trustee, an affiliate of Associates. The International Stock Fund is managed by Rowe Price-Fleming International, Inc., a joint venture between Associates and Robert Fleming Holdings Ltd. of London.

      PARTICIPANT AND COMPANY CONTRIBUTIONS

      The Plan is a combination profit-sharing/401(k) voluntary salary deferral plan. The Company automatically contributes 5% of considered compensation, up to IRS limits on compensation, for each eligible participant following the end of the Plan year for which the contribution is made, or, for certain defined eligible hourly employees, $1.00 per hour worked, contributed at the time of each payroll for such employees throughout the year. Participants may contribute amounts on a pretax deferred basis from a minimum of 1% to a maximum percent of compensation subject to the dollar limits set by the IRS, or lower percentage limits set by the

      Company in advance of a given Plan year. Participants may elect to change their contribution percentages at any time in advance of the next payroll period.

      The Company contributes a dollar-for-dollar match of the participants' annual 401(k) savings, up to the first 3% of the compensation that the participant elects to contribute.

      INVESTMENT OPTIONS

      The Plan offers 12 different investment options: 10 mutual funds, 1 common stock fund and 1 guaranteed interest fund. Plan participants can direct the investment of their account balances into any of these 12 investment options.

      GIC'S

      Amounts that were invested, prior to January 1, 1997, in GIC's at Principal Mutual under the former CBI Hourly Employees' Savings Plan will remain so invested until the GIC matures or all of the respective participants elect to exchange GIC amounts for one of the above funds. No new contributions or transfers of account balances may be reinvested in GIC's.

      VESTING

      Participants' interest in their accounts are fully vested at all times with regard to their voluntary deferrals, Company matching contributions and the Company contribution of $1.00 per hour for those affected hourly employees. Participants' interest in the Company's 5% annual contributions vest 100% after five years of service with the Company, which includes service prior to January 1, 1997. Participants who terminate their participation in the Plan due to retirement, disability, death or work force reduction are granted full vesting in Company contributions.

      PARTICIPANT LOANS

      Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000, from the vested portion of their accounts. No more than one loan may be outstanding from a participant's account at any time. Loans bear interest at the prime rate plus 1% and are repayable over a period not to exceed five years; fifteen years for a principal residence loan. Any amount borrowed is deducted from the participant's total account balance, pro rata from the other funds in which the account is invested, and repayments of principal and interest are credited accordingly when and as repaid in the funds in which the participant's then-voluntary deferrals, if any, are being invested.

      PAYMENT OF BENEFITS

      Upon termination of employment, participants may receive a lump-sum payment of their account balances, subject to the vesting provisions described above. Additional optional payment forms, including a qualified joint and survivor annuity, are available at the election of the participant.

      FORFEITURES

      Forfeitures, representing the unvested portion of the Company's contributions, amounting to $3,564 as of December 31, 1999, will be used to reduce future Company contributions pursuant to the terms of the Plan.


2.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING

      The accompanying financial statements of the Plan were prepared on the accrual basis of accounting.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      Investments are reported at fair values based on quoted market prices of the underlying securities in which each fund invests. Investments in Guaranteed Investment Contracts are also reported at fair value, as required by AICPA Statement of Position 94-4.

      Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

      NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

      Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.


3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's net assets:

                                                            DECEMBER 31
                                                     --------------------------
                                                         1999          1998
                                                     -----------    -----------
            T. Rowe Price Balance Fund               $43,647,534    $43,049,171
            T. Rowe Price Blue Chip Growth Fund       40,658,498     32,055,012
            T. Rowe Price Equity Income Fund          32,627,372     38,337,194
            T. Rowe Price Equity Index 500 Fund       25,877,456     17,846,877
            T. Rowe Price Prime Reserve Fund          13,226,128     11,233,505
                                                     ===========    ===========

      During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $14,403,470 as follows:

                         Mutual funds           $13,829,447
                         Common stock               574,023
                                                -----------
                                                $14,403,470
                                                ===========

4.    ADMINISTRATIVE EXPENSES

      Investment management fees, trustee fees, agent fees and brokerage commissions are paid by the Plan. Other outside professional and administrative services are paid or provided by the Company.


5.    RELATED-PARTY TRANSACTIONS

      The Trustee is a party-in-interest according to Section 3(14) of ERISA. The Trustee serves as Plan fiduciary, investment manager and custodian to the Plan. As defined by ERISA, any person or organization which provides these services to the Plan is a related party-in-interest. In 1999, fees paid to the Trustee were $7,525.


6.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts regardless of the period of service.


7.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated July 14, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan was amended and restated as of January 1, 1997, subsequent to receiving the determination letter. However, the Plan administrator and tax counsel believe the Plan to be a qualified plan under Section 401(a) of the Code, and the related trust to be exempt from federal income tax under Section 501(a) of the Code. The plan administrator intends to file for a favorable determination letter with the Internal Revenue Service during 2000.


8.    ADOPTION OF STATEMENT OF POSITION 99-3

      The Accounting Standards Executive Committee issued Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. SOP 99-3 was adopted for the 1999 financial statements and, as such, the 1998 financial statements have been revised to eliminate the participant-directed fund investment program disclosures.

9.    SUBSEQUENT EVENT

      As of May 1, 2000, the Plan will offer a new feature allowing investments to be made in additional mutual funds beyond the Plan's core investment funds. Additional fees will be charged to the participant's account for the service, including annual maintenance fee and transaction fees for the purchase and sale of some funds. It will also require a separate account application and registration, and be limited to the 50% of a participant's account balance less outstanding loans.

                                                                        SCHEDULE



                       CHICAGO BRIDGE & IRON SAVINGS PLAN


         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                             AS OF DECEMBER 31, 1999

          (EMPLOYER IDENTIFICATION NUMBER 06-1477022, PLAN NUMBER 001)


       IDENTITY OF ISSUER, BORROWER,                                                             CURRENT
          LESSOR OR SIMILAR PARTY                       DESCRIPTION OF INVESTMENT                 VALUE
------------------------------------------     -------------------------------------------    ------------
Principal Mutual Life Insurance
  Company                                      Guaranteed Interest Fund--7 year               $  3,592,730
                                               Mutual funds-
*T. Rowe Price                                   Spectrum Income Fund                            4,947,386
*T. Rowe Price                                   Balanced Fund                                  43,647,534
*T. Rowe Price                                   Blue Chip Growth Fund                          40,658,498
*T. Rowe Price                                   Equity Income Fund                             32,627,372
*T. Rowe Price                                   Equity Index 500 Fund                          25,877,456
*T. Rowe Price                                   Prime Reserve Fund                             13,226,128
*T. Rowe Price                                   Stable Value Fund                              10,141,916
*T. Rowe Price                                   International Stock Fund                       10,118,044
*T. Rowe Price                                   Spectrum Growth Fund                            4,292,573
*T. Rowe Price                                   New Horizons Fund                               5,473,670
*Chicago Bridge & Iron Company N. V.           Common stock                                      1,995,588
*Participant loans                             Interest rate, 7.5%-12.5%                         2,589,534
                                                                                              ------------
                                                                  Total                       $199,188,429
                                                                                              ============


                        *Represents a party in interest.



        The accompanying notes to financial statements and supplemental schedule are an integral part of this schedule.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS






As independent public accountants, we hereby consent to the incorporation of our report dated June 9, 2000, included in this Form 11-K, into Chicago Bridge & Iron Company's previously filed Registration Statement File No. 001-12815.







Arthur Andersen LLP

Chicago, Illinois
June 23, 2000